SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 12, 2001 (September 26, 2001)

HUDSON'S GRILL INTERNATIONAL, INC.
(Exact name of Registrant as specified in its Charter)

Texas
(State or other jurisdiction of incorporation)

333-94797
(Commission or File Number)

75-2738727
(IRS Employer Identification Number)

16970 Dallas Parkway, Suite 402, Dallas, Texas 75248
(Address of Principal Executive Offices)

Issuer's telephone number, including area code:
(972) 931-9237

Item 5. Other Events.

Hudson's Grill International, Inc. (the "Company"), a Texas corporation based in Dallas, Texas, reports that on September 26, 2001, it signed a consulting agreement with Roy J. Millender, Jr., in which Mr. Millender agreed to provide consulting services to the Company in exchange for the immediate issuance of 300,000 shares of restricted Class A Common Stock and the monthly payment of $1,200, beginning November 2001 and continuing for seven years. For many years Mr. Millender was involved as a shareholder and director of Hudson's Grill of America, Inc., a company to which the Company was at one time related. Mr. Millender will provide inspections and evaluations of the Company's California franchisees on an as-needed basis as well as provide general advice. Mr. Millender also is a major shareholder in the Company.

Item 7. Exhibits.

1. Press Release dated October 12, 2001, regarding the signing of a consulting agreement with Roy J. Millender, Jr.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 12, 2001

HUDSON'S GRILL INTERNATIONAL, INC.

s/s Robert W. Fischer
Robert W. Fischer, Director

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